Exhibit 99.1

BELLUS Health Inc. Calls Special Shareholders’ Meeting
in Connection with GSK Acquisition

Special Meeting to be held on June 16, 2023

MONTREAL, May 16, 2023 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU.TO) (“BELLUS” or the “Company”) today announced that the Superior Court of Québec has issued an interim order authorizing, among other things, the holding of a special meeting (the “Special Meeting”) of shareholders of BELLUS (“Shareholders”) on June 16, 2023. At the Special Meeting, Shareholders will be asked to consider and, if deemed advisable, to adopt a special resolution (the “Arrangement Resolution”) approving the previously-announced statutory plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to which 14934792 Canada Inc. (the “Purchaser”), a corporation existing under the laws of Canada and a wholly-owned subsidiary of GSK plc (NYSE: GSK; LSE: GSK) (“GSK”), will acquire, for a purchase price of US$14.75 in cash per share, all of the issued and outstanding common shares of BELLUS (the “Shares”).

Pursuant to the interim order, the Special Meeting will be held in person at 275 Armand-Frappier Blvd., Laval, Québec, H7V 4A7, on June 16, 2023, at 11:30 a.m. (Montréal time).

Shareholders of record as of the close of business on May 15, 2023 will be entitled to receive notice of, to participate in, and to vote at the Special Meeting. BELLUS expects to begin the distribution and mailing of its management information circular and related meeting materials on or about May 26, 2023, at which time they will also be available on the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.bellushealth.com. Details on the Special Meeting and how Shareholders can attend the Special Meeting will be set out in the circular.

The Board of Directors of BELLUS (the “Board”) based in part on the unanimous recommendation of a committee of the Board (the “Transaction Committee”) and after receiving legal and financial advice, has determined that the Arrangement is in the best interests of BELLUS and fair to the Shareholders. The Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Each of the directors of the Company holding Shares and certain executive officers of the Company alongside certain Shareholders related to such directors and executive officers, representing in the aggregate approximately 6.36% of the Shares, have entered into support and voting agreements pursuant to which each has agreed to, among other things, support the Arrangement and vote for the Arrangement Resolution.

The Board and the Transaction Committee received fairness opinions to the effect that, as of April 17, 2023, based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Shareholders in the Arrangement is fair, from a financial point of view to the Shareholders (other than as specified in such opinions).

To become effective, the Arrangement Resolution must be approved by: (i) not less than two-thirds of the votes cast at the Special Meeting by Shareholders present or represented by proxy and entitled to vote at the Special Meeting; and (ii) a simple majority of the votes cast at the Special Meeting by Shareholders present or represented by proxy and entitled to vote at the Special Meeting, excluding for this purpose any other person required to be excluded pursuant to applicable Canadian securities regulations. The Arrangement is also subject to approval by the Superior Court of Québec and it is anticipated that the Arrangement will be completed in the third quarter of 2023 or earlier.

In addition, on May 15, 2023, the Canadian Commissioner of Competition has issued an advance ruling certificate (“ARC”) in respect of the Arrangement and the transactions contemplated therein. The issuance of the ARC satisfies the closing condition of the approval required under the Competition Act under the Arrangement agreement. Closing of the Arrangement remains subject to approval by other regulatory authorities.

Shareholders of BELLUS with questions regarding the Arrangement or the Special Meeting should contact Innisfree M&A Incorporated, the Company’s proxy solicitation agent, at (877) 750-8332 (toll-free in North America) or at (212) 750‑5833 (for Banks and Brokers).

About BELLUS

BELLUS is a clinical-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”). Camlipixant, the Company’s lead asset, is an investigational P2X3 receptor antagonist for the treatment of RCC, which is currently being evaluated in the CALM Phase 3 clinical program. With no approved treatments in the U.S., camlipixant has the potential to be a breakthrough in the RCC treatment landscape. For additional information, please visit www.bellushealth.com.

About GSK

GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com/company.

About the Purchaser

The Purchaser is a corporation existing under the laws of Canada and is a wholly-owned subsidiary of GSK. The Purchaser has no subsidiaries and was incorporated solely for the purpose of entering into the Arrangement agreement and completing the Arrangement. The Purchaser has not carried on any activities to date other than activities in connection with the Arrangement.

Caution Regarding Forward-Looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, statements with respect to the timing of the closing of the Arrangement, and other statements that are not material facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “believe”, “estimate”, “plan”, “could”, “should”, “would”, “outlook”, “forecast”, “anticipate”, “foresee”, “continue” or the negative of these terms or variations of them or similar terminology.

Although the Company believes that the forward-looking statements in this press release are based on information and assumptions that are reasonable, including assumptions that parties will receive, in a timely manner and on satisfactory terms, the necessary court and shareholder approvals, and that the parties will otherwise be able to satisfy, in a timely manner, the other conditions to the closing of the Arrangement, including that there be no material adverse effect, these forward-looking statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond the Company’s control and the effects of which can be difficult to predict: (a) the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, regulatory and court approvals and other conditions of closing necessary to complete the Arrangement or for other reasons; (b) risks related to tax matters; (c) the possibility of adverse reactions or changes in business or drug regulatory relationships resulting from the announcement or completion of the Arrangement; (d) risks relating to the Company’s ability to retain and attract key personnel during the interim period; (e) the possibility of litigation relating to the Arrangement, (f) credit, market, currency, operational, liquidity and funding risks generally and relating specifically to the Arrangement, including changes in economic conditions, interest rates, tax legislation or drug regulatory requirements; (g) the potential of a third party making a superior proposal to the Arrangement; (h) risks related to diverting management’s attention from the Company’s ongoing business operations; and (i) other risks inherent to the business carried out by the Company and factors beyond its control which could have a material adverse effect on the Company or its ability to complete the Arrangement.

The Company cautions investors not to rely on the forward-looking statements contained in this press release when making an investment decision in their securities. Investors are encouraged to read the Company’s filings available on the SEC website at www.sec.gov and on the SEDAR website at www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release and BELLUS undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Ramzi Benamar
Chief Financial Officer
rbenamar@bellushealth.com